As filed with the Securities and Exchange Commission on July 17, 2003


                                FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 4
                             (Second-Post Effective)

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                    --------------------------------------


                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                              10435 Downsville Pike
                              Hagerstown, MD 21740

                    --------------------------------------


                             Allegheny Energy, Inc.
                              10435 Downsville Pike
                              Hagerstown, MD 21740

        The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

Thomas K. Henderson, Esq.               Clifford M. Naeve
Vice President and General Counsel      William C. Weeden
Allegheny Energy, Inc.                  Paul Silverman
10435 Downsville Pike                   Skadden, Arps, Slate, Meagher & Flom LLP
Hagerstown, MD 21740                    1440 New York Avenue, NW
                                        Washington, D.C. 20005

     This Amendment No. 4 (Second Post-Effective) (the "Amendment") amends the Application-Declaration on Form U-1 in this file, originally filed with the Securities and Exchange Commission (the "Commission") on October 29, 2002 (File No. 70-10100), as amended by Amendment No. 1 filed on November 5, 2002, Amendment No. 2 filed on December 20, 2002 and Amendment No. 3 filed on February 20, 2003 (collectively, the "Capitalization Application").


ITEM 1.  Description of Proposed Transaction.

A. Introduction

     Allegheny Energy, Inc. ("Allegheny"), a registered holding company, and Allegheny Energy Supply Company, LLC ("AE Supply"),1/ a registered holding company and public utility company subsidiary of Allegheny (collectively "Applicants"), hereby file this Amendment pursuant to sections 6(a), 7, 9 and 12 of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rules 46 and 54 under the Act requesting that the Commission release jurisdiction reserved by the Commission on February 21, 2003 in Holding Co. Act Release No. 27652 (the "Capitalization Order") over certain requests by the Applicants in the Capitalization Application. The Capitalization Order granted, through December 31, 2003 (the "Modified Authorization Period"), modifications to certain authorizations the Commission granted to the Applicants on December 31, 2001 in Holding Co. Act Release No. 27486 (the "Original Financing Order"), as supplemented by Holding Co. Act Release No. 27521 (April 17, 2002) (the "April Order") and Holding Co. Act Release No. 27579 (October 17, 2002) (the "Supplemental Order", and together with the Original Financing Order and the April Order, the "Financing Order").

     In the Original Financing Order, the Commission authorized, among other things:

     1. Allegheny to issue up to $1 billion in equity securities at any time outstanding;

     2. Allegheny and/or AE Supply, in the aggregate, to issue and sell to non-associated third parties up to $4 billion in short-term debt at any time outstanding and up to $4 billion in unsecured long-term debt at any time outstanding, provided that total debt and equity authority under (1) and (2) shall not exceed $4 billion at any time outstanding (the "Financing Limit");2/ and

-----------------------

1/ In Holding Co. Act Release No. 27101 (November 12, 1999) the Commission authorized the formation of AE Supply. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.

2/ Under the Financing Order and the Capitalization Order, Allegheny currently has $314 million of unsecured debt outstanding and AE Supply currently has $1.927 billion of secured debt and $131 million of unsecured debt outstanding (assuming all letters of credit were converted into debt). Allegheny has not issued any equity securities to date under the authorization of the Financing Order.

     3. Allegheny to form one or more direct or indirect special purpose financing subsidiaries that will, among other things, issue debt and/or equity securities and loan the proceeds thereof to Allegheny, as described therein.

     In  the  Capitalization   Order,  the  Commission  modified  the  financing
parameters that are conditions to the financing transactions authorized in the Financing Order, as follows (the "Revised Financing Conditions"):

     (i) the common equity of Allegheny, on a consolidated basis, will not fall below 28 percent of its total capitalization; and the common equity of AE Supply, on a consolidated basis, will not fall below 20 percent of its total capitalization (the "Common Equity Conditions");

     (ii) the effective cost of capital on any security issued by Allegheny or AE Supply will not exceed competitive market rates available at the time of issuance for securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality; provided that in no event will (1) the interest rate on any debt securities issued pursuant to a bank credit facility exceed the greater of (i) 900 basis points over the comparable term London Interbank Offered Rate ("LIBOR") 3/ or (ii) the sum of 9 percent plus the prime rate as announced by a nationally recognized money center bank and (2) the interest rate on any debt securities issued to any other financial investor exceed the sum of 12 percent plus the prime rate as announced by a nationally recognized money center bank (the "Interest Rate Limit"); and

     (iii)the underwriting fees, commissions and other similar remuneration paid in connection with the non-competitive issuance of any security issued by Allegheny or AE Supply will not exceed the greater of (A) 5 percent of the principal or total amount of the securities being issued or (B) issuances expenses that are paid at the time in respect of the issuance of securities having the same or reasonably similar terms and conditions issued by similar companies of reasonably comparable credit quality;

     (iv) the respective financing transactions will not be subject to the requirement to maintain either unsecured long-term debt or any commercial paper that may be issued at investment grade level; and

------------------------

3/ It should be noted, however, that the interest rate applicable after the occurrence of a default may be increased by an additional increment, typically 200 basis points.

     (v) the Applicants may issue short-term and/or long-term debt under circumstances when the debt, upon issuance is either unrated or is rated below investment grade.

     Furthermore, the Capitalization Order reserved jurisdiction over (i) the financing authorizations at a time that the common equity ratio levels of Allegheny and AE Supply were below 28 percent and 20 percent, respectively, and
(ii) the issuance of debt securities at an interest rate in excess of the modified interest rates.

B.  Overview of the Companies

     Allegheny is a diversified energy company, headquartered in Hagerstown, Maryland. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power") (Monongahela Power also has a regulated natural gas utility division as a result of its purchase of West Virginia Power), and The Potomac Edison Company ("Potomac Edison"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power" and collectively, West Penn, Monongahela Power, Potomac Edison and Mountaineer Gas Company are referred to in this Amendment as the "Operating Companies"). The direct and indirect subsidiaries of Allegheny, other than the Operating Companies and AE Supply, are referred to in this Amendment as the "Other Subsidiaries".

     Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia. West Penn is subject to the regulation of the Pennsylvania Public Utility Commission (the "Pennsylvania Commission"); Monongahela Power is subject to the regulation of both the West Virginia Public Service Commission (the "West Virginia
Commission")   and  the  Public   Utilities   Commission   of  Ohio  (the  "Ohio
Commission"); Monongahela Power's subsidiary, Mountaineer Gas Company, is subject to the regulation of the West Virginia Commission; and Potomac Edison is subject to the regulation of the Maryland Public Service Commission (the "Maryland Commission"), the West Virginia Commission and the Virginia State Corporation Commission (the "Virginia Commission"; collectively, the Maryland
Commission, the Pennsylvania Commission, the Ohio Commission, the Virginia Commission and the West Virginia Commission are referred to in this Amendment as the "State Commissions"). Allegheny also has two non-regulated subsidiaries - Allegheny Ventures, Inc. and AE Supply.

     Allegheny Ventures, Inc. ("Allegheny Ventures"), a non-utility non-regulated subsidiary of Allegheny, invests in and develops energy-related projects through its wholly owned subsidiary Allegheny Energy Solutions. Additionally, Allegheny Ventures invests in and develops telecommunications projects through Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act.

C.       Background Information

     AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, West Virginia, Virginia and Pennsylvania, Potomac Edison and West Penn transferred generating assets which totaled approximately 6,900 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load.

     Beginning in 2000, the Allegheny system significantly expanded its merchant power business. AE Supply has acquired, constructed or obtained contractual control over a total of 2,250 MW of capacity.

     In 2001, AE Supply acquired Global Energy Markets, which included a long-term contractual right to call up to 1,000 MW of generating capacity in southern California. Shortly after acquiring the energy trading business, AE Supply entered into a power sale agreement with the California Department of Water Resources (CDWR). In 2001, in response to concern over the cost of natural gas and the prices for electricity in California, AE Supply entered into a series of forward purchases of electricity at prices above the contractual price of the CDWR contract. These forward purchases have resulted in significant negative cash flows since the summer of 2001.

     Beginning in 2002, the merchant power business suffered a number of setbacks. Some markets, most notably California, have experienced interruptions of supply and price volatility. Merchant trading was negatively affected by the bankruptcy filing by Enron and liquidity issues at several other major market participants. In addition to their direct effects, these events have caused state deregulation to be delayed, discontinued and/or reversed. As a result, the demand for merchant power has not developed as expected. Additional capacity, coupled with lower than expected loads and a relatively weak economy, have led to reduced wholesale prices in several regional markets in which AE Supply owns, operates or contractually controls generation assets. In addition, the CDWR contract and related forward purchase hedges have negatively affected AE Supply's cash flows by more than $400 million since 2001.4/

     The general lack of depth in the energy markets and AE Supply's credit and liquidity problems have detrimentally affected AE Supply's operations in 2002 and into 2003. As a result, Allegheny's financial forecasts continue to show weak financial performance through 2003, with the trading business continuing to generate operating

-----------------------

4/    See Exhibit P to this Amendment.

and cash losses as Allegheny continues repositioning to a more traditional asset-backed trading business.5/

     During the third quarter of 2002, AE Supply announced a restructuring of its energy marketing and trading activities. AE Supply is significantly reducing its reliance on the wholesale energy trading business primarily by restricting activities to an asset-backed strategy using its low-cost generation assets located in the Mid-Atlantic and Midwest regions. In furtherance of this strategy the number of employees engaged in these activities has been significantly reduced and its operations have been relocated from New York City to western Pennsylvania.

     In addition, to reduce costs, AE Supply has cancelled a number of generation projects, including the 540 MW of combined cycle generation planned for St. Joseph, Indiana, reducing capital expenditures by approximately $900 million over the next several years.

     Allegheny undertook a number of cost-cutting initiatives in 2002, including reducing pre-tax operating expenses in 2002 by an estimated $45 million and reducing its workforce by approximately 10 percent through an early retirement option, normal attrition and selected staff reductions. Additionally, in order to increase liquidity, Allegheny has committed that the dividend to be paid by Allegheny in December 2002 and in 2003 will be between 0 percent and 50 percent of the historical dividend level. At its December 5, 2002 Board meeting, Allegheny's Board of Directors suspended the fourth quarter 2002 cash dividend on its common stock. In addition, pursuant to the terms of Allegheny's credit agreement referred to below, Allegheny has agreed that it will not pay any dividends or other distributions in respect of its common stock.

     In February 2003, Allegheny and AE Supply entered into agreements with lenders on new and restructured debt totaling $2.4 billion (the "Credit Facilities"). The new debt at AE Supply consisted of secured debt totaling $1.977 billion, of which $1.927 billion is outstanding, and unsecured debt totaling $131 million. The new credit facilities at Allegheny totaled $330 million of unsecured debt, of which $314 million is outstanding. AE Supply's new debt requires repayments of $250 million in the fourth quarter of 2003 and $200 million and $150 million, respectively, in the third and fourth quarters of 2004. Allegheny's new facilities require repayment of approximately $8 million each quarter.

D.  Current Situation.

     In the third quarter of 2002, after identifying miscalculations in business segment information included in its second quarter Form 10-Q, Allegheny initiated a comprehensive accounting review to ensure that its current and prior financial statements are accurate and subsequently identified additional errors. This comprehensive review has not been completed, and, as a result, Allegheny's consolidated financial statements for the year ended December 31, 2002 are not yet available. Unaudited financial

------------------------------

5/    See Exhibit Q to this Amendment.

information for Allegheny is included as Exhibit G hereto. Allegheny continues to work with its independent accountants to conclude this comprehensive accounting review and to have its financial statements available as soon as practicable.

     Although the comprehensive review of its financial statements has not yet been completed, Allegheny recently has learned, based upon unaudited financial information for the year ended December 31, 2002 available at this time, that as of December 31, 2002, Allegheny's common equity, on a consolidated basis, was below the 28 percent common equity ratio required by the Capitalization Order. The decline in Allegheny's common equity ratio has resulted from events not foreseen by Allegheny earlier this year, which substantially reduced Allegheny's stockholders' equity. First, as a result of continuing deterioration of conditions in the energy market, Allegheny cancelled the construction of the 540 MW combustion turbine planned for St. Joseph, Indiana, that previously had been suspended. Furthermore, Allegheny determined that it was appropriate to revise certain modeling assumptions and techniques used in valuing Allegheny's trading book as a result of significantly reduced liquidity in the energy trading markets. These actions, together with the effects of other unusual items recorded in 2002 such as impairment charges, losses recorded in respect of asset sales, certain previous reductions in the fair value of AE Supply's trading portfolio, and charges relating to the workforce reduction and relocation of the energy-trading function, resulted in a reduction of Allegheny's stockholders' equity by approximately $740 million.

     In addition, AE Supply's 2003 financial performance and cash flows have been substantially weaker than had been projected. Most of these additional cash requirements are associated with the residual trading and marketing activities. Most agreements with AE Supply's trading counterparties require that collateral be posted between AE Supply and the counterparty based on the mark-to-market value of the trades above  specified  amounts in the agreements.  Thus,  forward price volatility over time can significantly affect AE Supply's cash requirements for collateral posting. Beginning in the third quarter of 2002 through the second quarter of 2003, forward power and gas prices increased significantly, resulting in collateral requirements that have exceeded expectations by more than $100 million. In addition, these rising prices caused AE Supply to decide to prepay for natural gas and power supplies necessary to meet certain power delivery obligations during the summer months of 2003 (approximately $45 million) as a hedge. Lastly, the effects of terminations of trading agreements by counterparties left AE Supply short of power during the first two quarters of 2003. Covering these short positions with spot purchases has been more costly than expected due to increases in prices. These effects were offset to some extent by AE Supply's receipt of an income tax refund, but the net effect of all changes has left AE Supply in a position where without further financing or asset sales it will lack sufficient liquidity to conduct its business in the future.

     Looking forward, price volatility is a continuing risk to AE Supply as long as it has significant short positions in the market and has significant open positions with counterparties. AE Supply's goal is to eliminate trading risk and volatility exposure, and it plans to continue to reduce its exposure to the market and with counterparties. AE Supply plans to flatten its short positions in the summer through market purchases, sell its West Book of trades, and systematically neutralize or eliminate existing trading positions with counterparties to mitigate collateral volatility.6/ AE Supply's ability to execute this plan depends on sufficient liquidity to manage its positions going forward. Approximately $70 million of the proceeds from the issuance of convertible trust preferred securities will be devoted to reducing AE Supply's trading risk volatility for the remaining months of 2003.

     Allegheny's ability to engage in financing transactions has been impaired by the continuing, and unexpectedly long, delay in the filing of periodic reports, including financial statements, as required by federal securities laws and by the absence of audited 2002 financial statements. After Allegheny filed its quarterly report on Form 10-Q for the period ended June 30, 2002, it identified a miscalculation in its business segment information. Following the discovery of this miscalculation and in light of Allegheny's prior restatements of reports filed with the Commission, Allegheny initiated a comprehensive review of its financial processes, records, and internal controls to ensure the accuracy of its current and prior financial statements. As a result, Allegheny identified numerous accounting errors and internal control deficiencies, the most significant of which relate to:

         (i)       inadequate reconciliation of accounts;
         (ii)      lack of adherence to or the presence of accounting policies;
         (iii)     improper classification of transactions; and
         (iv)      improper cut-off of transactions.

     Many of these deficiencies were aggravated by difficulties in integrating the energy trading business that Allegheny acquired in March 2001.

     Allegheny has implemented corrective actions to mitigate the risk that its internal control discrepancies could lead to material misstatements in its financial statements. It developed a plan to perform significant additional procedures designed to mitigate the effects of the deficiencies in internal controls and hired outside professional services firms to assist in the performance of the additional procedures. Allegheny's additional procedures include the reconciliation and analysis of balance sheet accounts, analysis of various transactions for proper classification and cut-off, and the analysis of various accounting processes to determine additional actions necessary to ensure the accuracy of Allegheny's financial records and identify corrective actions needed to improve internal controls. These additional procedures were designed to enable the completion of the audit of Allegheny's financial statements for 2002 by PricewaterhouseCoopers ("PWC") despite the presence of control weaknesses.

----------------------

6/ The company is currently engaged in a sales process to sell its trading positions in the Western United States known as the West Book. The company anticipates closing the West Book sale in September or October of 2003, which will greatly reduce trading risk in the West beyond the closing date. In the eastern United States the company has an existing short position which has been caused primarily by contract terminations due to Applicants' credit ratings. This position, which is large, will be substantially eliminated by the scheduled maturities of the existing sales contracts by the end of 2003. Therefore, absent non-performance by power suppliers, it will not be necessary to purchase electricity in the spot market at then prevailing prices during 2004.

     Due to the ongoing comprehensive review and accounting errors that have been identified, Allegheny and its subsidiaries have not filed their quarterly reports on Form 10-Q for the periods ended September 30, 2002 and March 31, 2003 and their annual reports on Form 10-K for the period ending December 31, 2002. Allegheny has announced its intention to restate its financial statements for the first and second quarters of 2002 by amending the previously filed Forms 10-Q for those periods. Allegheny, in conjunction with PWC, currently is evaluating the effect of the entries necessary to correct the accounting errors identified during Allegheny's comprehensive review on financial statements for periods prior to 2002 to determine if those financial statements should be restated. This analysis of the effects on periods prior to 2002 is not complete. Based on the current status of the ongoing review by Allegheny and PWC described above, Allegheny expects to file its 10-K for 2002 no later than September, 2003, and the relevant 10-Qs will follow shortly thereafter.

     On June 16, 2003 Allegheny's new Chairman, President and Chief Executive Officer, Mr. Paul Evanson, joined Allegheny from FPL Group, Inc., the parent of Florida Power & Light Company. On July 7, 2003, Allegheny named Jeffrey Serkes as Senior Vice President and Chief Financial Officer. Mr. Serkes previously was Treasurer of International Business Machines Corp. Mr. Evanson, Mr. Serkes, and the rest of Allegheny management and consultants are working to improve the ability of Allegheny and AE Supply to forecast cash requirements. The Allegheny management believes that significant enhancements have been made since early in 2003.

     On the other hand, Allegheny faces acute near-term financing difficulties that create a pressing need for additional action by the Commission. As a result of the issues described above, Allegheny's common equity ratio has fallen below 28 percent, which means that neither Allegheny nor AE Supply currently is authorized under the Act to engage in financing transactions that are crucial to the process of restoring their financial well being.7/ In particular, AE Supply currently has no external source of funds to meet its immediate liquidity needs. While AE Supply is in the process of selling various assets, including the West Book,8/ the timing of those sales makes it impossible for them to provide liquidity in the near term in sufficient amounts to meet AE Supply's pressing liquidity needs.9/ Under these circumstances, counterparties will become increasingly reluctant to provide basic inputs that AE Supply must have to continue its operations. Such counterparties clearly would prefer to see their contracts with AE Supply carried to completion, but they will become

------------------------

7/ In addition, current information indicates that AE Supply's common equity ratio is near 20 percent, and projections indicate that it could be below 20 percent at the time the securities issuances proposed in this application take place.

8/   See footnote 7 above.

9/ On June 27, 2003, a subsidiary of AE Supply, which is an EWG, closed on the sale of its interest in a generating facility for approximately $51 million. In addition, AE Supply announced on June 10, 2003 that it has renegotiated the terms and conditions of its energy supply contract with CDWR to settle its litigation pending before the Federal Energy Regulatory Commission. The new agreement removes the uncertainty surrounding the long-term contract and positions AE Supply to move forward with its plans to sell the contract as part of its refocused business strategy. AE Supply and its subsidiary Allegheny Trading Finance Company have received bids for the CDWR contract and other western trading agreements and are in negotiations regarding a definitive purchase agreement for the disposition of the CDWR contract and related hedges.

increasingly reluctant to perform under those contracts if the prospects for non-payment become sufficiently great or will require prepayments that will further exacerbate the already serious liquidity situation.

     In short, the authorizations Applicants seek in this Amendment are essential to resolve their near-term problems arising with respect to their liquidity needs. As discussed above, Applicants believe they have taken significant steps to resolve their long-term financial problems. However, they will not be able to implement their plans for returning to financial health unless they have available the means to resolve the immediate issues they face. As discussed further below, Commission precedent and policy fully supports ensuring that registered holding companies have sufficient financial resources to overcome problems such as those the Applicants currently face.

E.   Summary of Financing Request

     As discussed above, Allegheny has experienced weaker financial performance and tightened liquidity in 2002 and early 2003, in large part as a result of the deterioration of the merchant power and energy trading businesses. As a result, Allegheny and AE Supply face a critical liquidity need. In the Financing Order, the Commission reserved jurisdiction over the financing authorization at such time that the common equity ratio level of Allegheny and AE Supply falls below 28 percent and 20 percent, respectively. Allegheny's common equity ratio is currently below 28 percent and, based upon current projections, AE Supply's common equity ratio may be below 20 percent. Therefore, Applicants respectfully request that the Commission release jurisdiction over, and authorize Applicants, notwithstanding the Revised Financing Conditions, to engage in certain financing transactions specified in this Amendment through December 31, 2003, while the Common Equity Conditions are not met. More specifically, Applicants request authority for (i) AE Supply to borrow under its Credit Facilities through the expiration date of those Credit Facilities of April 30, 2005, up to the maximum loan commitment thereunder of $2.2 billion at any time and (ii) Allegheny to issue up to $325 million of convertible trust preferred securities through a newly organized Capital Corp (as defined in the Original Financing Order), with the proceeds thereof provided to Allegheny in exchange for its subordinated debentures, with warrants. Allegheny intends to transfer all or a portion of the proceeds of the issuance of the trust preferred securities to AE Supply as a contribution of capital pursuant to Rule 45(b)(4) under the Act.

     Applicants seek the financing authorization in this Amendment in order to provide the liquidity and flexibility required to pursue the restructuring of the Allegheny system's capitalization during the period that their capitalization does not conform with the Common Equity Conditions. Allegheny is committed to returning its ratio of common equity to total capitalization to 30 percent or more and believes it reasonably can do so by the end of 2005.10/ Applicants cannot at this time provide assurance that

----------------------

10   See Exhibit H to this Amendment.

they will be in compliance on or prior to December 31, 2003 with each of the Revised Financing Conditions as set forth in the Financing Order. However, to the extent necessary to achieve a 30 percent common equity ratio, Allegheny intends to issue an aggregate of approximately $300 million of common equity in the period 2004 through 2005. An investment bank retained by Allegheny has proffered a letter to it expressing the view that there is investor interest in acquiring equity securities of Allegheny in the amounts proposed.11/ Allegheny intends to maintain a consistent level of dividends from the Operating Companies through 2007 in amounts that will not compromise the ability of those companies to meet their capital and operating needs, thus ensuring reliable service.12/ In addition, Applicants commit to advise the Commission staff as to any developments with respect to implementation of their strategic and financial plan and to make formal application to the Commission in a timely manner if, and to the extent, that Applicants require further authorization from the Commission.

     (1)  Common Equity Ratio

     Applicants request that the Commission release jurisdiction over the specific financing authorizations requested in this Amendment at a time when the Common Equity Conditions are not met. In the Capitalization Order the Commission reserved jurisdiction over the financing authorizations granted in the Financing Order, if at such time the Applicants' capitalization did not meet the Common Equity Conditions.

     (2)  Borrowing under Credit Facilities

     AE Supply seeks authority to borrow under its Credit Facilities to the maximum loan commitment thereunder of $2.2 billion, notwithstanding that the Common Equity Conditions are not met, provided that the aggregate principal amount of AE Supply's secured debt outstanding under its Credit Facilities shall not at any time exceed $2 billion. This authorization would allow AE Supply to obtain funds pursuant to the existing Credit Facilities to the extent that incremental loan capacity is available from the banks pursuant to the Credit Facilities.

     (3)  Convertible Trust Preferred Securities.

     Allegheny requests authorization to form one or more Capital Corps to issue convertible trust preferred securities, including up to $12 million in such convertible trust securities paid in lieu of cash interest ("pay-in-kind" interest) to allow for greater financing flexibility.13/ This limited pay-in-kind feature was included at the

---------------------

11/  See Exhibit N to this Amendment.

12/  See Exhibits L and M to this Amendment.

13/ At the Company's option and only for one quarterly interest payment, the pay-in-kind provision permits the issuance, in lieu of cash interest, of additional trust preferred securities having the same terms as those initially issued, with a face value equal to the required interest payment. Assuming a $300 million issuance and an 11.5 percent rate, this would provide Allegheny with the option to issue approximately $8.6 million of new convertible trust preferred securities in lieu of one cash interest payment. This is desirable because it gives Allegheny flexibility to pay one interest payment in securities if doing so is desirable to reduce cash outflows.

suggestion of a potential investor.  Allegheny further requests authorization to
(i) issue debentures, with warrants, to each Capital Corp in exchange for the proceeds of the financing; (ii) acquire voting interests or equity securities of each Capital Corp; and (iii) guarantee the obligations of each Capital Corp. Allegheny also seeks authorization to enter into an expense agreement with each Capital Corp, providing for Allegheny to reimburse Capital Corp for any expenses at cost. As is typical in the case of financing structures involving the issuance of trust preferred securities, (i) Capital Corp will issue common trust securities to Allegheny in an aggregate liquidation amount equal to the aggregate principal amount of the debt securities issued to Capital Corp, less the aggregate liquidation amount of the preferred securities issued to investors and (ii) Allegheny will guarantee the obligations of Capital Corp with respect to such common securities. Capital Corp must issue common securities to Allegheny in order to permit Allegheny to have operational control over Capital Corp. The common securities issued by Capital Corp to Allegheny must be on substantially the same terms as the preferred securities issued to investors in order to ensure appropriate treatment of Capital Corp for federal income tax purposes.14/ In connection with the purchase and sale of trust preferred securities, Allegheny and Capital Corp. will enter into an underwriting agreement or purchase agreement and a registration rights agreement, in which case the registration rights agreement will contemplate entry by Allegheny and Capital Corp into future underwriting agreements. Each of such purchase, underwriting, and registration rights agreements will include joint and several representations, warranties, covenants, and indemnities on the part of Allegheny and Capital Corp. The aggregate amount of trust preferred securities issued by the Capital Corps will count against the financing limits for issuance of securities by Allegheny. This authorization is consistent with the authorization granted to Allegheny in the Original Financing Order, but for the fact that certain of the Revised Financing Conditions are not satisfied.

     In order to attract sufficient investor interest, it is necessary that these securities be issued by Allegheny rather than AE Supply. There are four main reasons supporting this conclusion. First, the amount of debt, in particular secured debt, that AE Supply currently has outstanding is such that prospective investors would not be willing to be subordinated to the secured and pari passu with the unsecured creditors. Second, investors perceive that AE
Supply  would  have  greater  risk  in the  event  of a  bankruptcy

--------------------------

14/ The trust preferred securities are issued by a special purpose finance subsidiary, which will hold a debt security of Allegheny Energy, Inc. stapled to a warrant to purchase common stock of Allegheny Energy, Inc. The debt security is subordinated in favor of the Allegheny Energy, Inc. bank lenders, but is not subordinated in favor of any other lenders. In a bankruptcy of Allegheny Energy, Inc., the subordination provisions would require payment over to the bank lenders of any amounts recovered in respect of the debt security, until the bank lenders are paid in full, but no payment over in respect of any other lenders. As a result, the holders of the trust preferred securities would recover less in a bankruptcy than the bank lenders or holders of other debt securities of Allegheny Energy, Inc., but more than a holder of "conventionally" subordinated debt, which would typically provide for payment over in favor of other security holders as well as to the bank lenders.

than would Allegheny. Third, Allegheny's revenue stream comes from both its regulated and unregulated businesses, with the regulated portion being the larger of the two, and investors are relying on this combined revenue stream to repay the proposed new debt. Finally, in the Applicants' judgment, the lender approvals necessary to issue unsecured debt at the AE Supply level would be more extensive and difficult to obtain than the necessary approvals for an issuance by Allegheny.

     The Original Financing Order authorized Allegheny and AE Supply, subject to the Financing Conditions (as defined in the Original Financing Order) to issue and sell unsecured short-term debt and long-term debt of up to $4 billion, of which $2.4 billion are currently outstanding. In the Original Financing Order, Allegheny also was authorized to issue equity securities, up to $1 billion, provided that the aggregate debt outstanding and equity issued pursuant to such authorization does not exceed the $4 billion financing limit. Allegheny's authorization to issue equity securities includes warrants or other stock purchase rights exercisable for common stock, as well as preferred securities (including trust preferred securities) which may be convertible into shares of Allegheny common stock.

     The Original Financing Order further authorized Allegheny, subject to the Financing Conditions, to form a Capital Corp as a financing subsidiary to issue trust preferred securities, provided the amount of such trust preferred securities counted against the financing limit. After giving effect to the proposed transaction, and assuming that the Credit Facilities are fully drawn, the aggregate debt outstanding of Allegheny and AE Supply and equity issuances by Allegheny pursuant to the authorization of the Financing Order would be $2.7 billion, within the Financing Limit of $4 billion. Thus, subject to satisfaction of the Financing Conditions, the issuance by the Capital Corp of trust preferred securities convertible into common stock of Allegheny is within the authorization granted in the Original Financing Order.

     The Original Financing Order also authorized Allegheny, subject to the Financing Conditions, (i) to issue debentures or other evidences of indebtedness to Capital Corps in return for proceeds of the financing by the Capital Corps,
(ii) to require voting interests or equity securities of Capital Corps, (iii) to guarantee obligations of Capital Corps, and (iv) enter into expense reimbursement arrangements with Capital Corps. In addition, as discussed above, the Original Financing Order authorized Allegheny to issue warrants. Thus, the intercompany relationship between Allegheny and Capital Corps is, subject to satisfaction of the Financing Conditions, within the authorization granted in the Original Financial Order.

     In the Capitalization Order, the Commission reserved jurisdiction over the modification of the Financing Conditions applicable to the formation of Capital Corps and the intercompany loans and other arrangements between Allegheny and the Capital Corps. Applicants request that the Commission release jurisdiction over, and authorize, the proposed issuance of the trust preferred securities and related transactions as described above, notwithstanding that (i) Allegheny's long-term debt is not rated at least investment grade, (ii) the Common Equity Conditions are not met, and (iii) the interest rate applicable to the proposed securities may exceed the Interest Rate Limit.

F.   Use of Proceeds

     The proceeds from the sale of the convertible trust preferred securities together with the borrowings under AE Supply's Credit Facilities will provide liquidity to permit AE Supply to meet cash needs for potential future collateral requirements and to cover short positions. Approximately $27 million and $23 million of the proceeds of the convertible trust preferred securities will be applied to retire debt at Allegheny and AE Supply, respectively. Approximately $70 million of the proceeds will be used to reduce the open positions and some of the risk in AE Supply's trading book during the summer months of 2003. The balance, together with proceeds from the expected sale of AE Supply's West Book, will pay AE Supply's $250 million amortization of bank debt due in the fourth quarter of 2003 referenced above and provide a significant cash reserve to cover any potential collateral calls resulting from unanticipated changes in market prices.

G.   Commission Precedent

     Neither the Act nor the Commission's rules under the Act explicitly require registered holding companies to maintain a common equity ratio of at least 30 percent. Rather, this requirement is based on Commission policy developed in the course of administering the Act, in particular in forming judgments on whether securities issuances comply with the requirement of Section 7(d) of the Act. For example, Section 7(d)(1) requires the Commission to determine whether an issuance of securities is "reasonably adapted to the security structure of the declarant and other companies in the same holding company system. . . ." Judgments of this type obviously raise substantial analytic problems that are not amenable to resolution with scientific precision. For this reason the Commission has sought to establish general standards that can be relied upon to supply an adequate margin of safety against the risk of unanticipated financial difficulties. The 30 percent common equity ratio is one of these standards. The Commission in the past has explained its policy in this connection in some detail.

     For example, the Commission explained its concerns in 1956 in announcing a study of a proposed statement of policy on capitalization ratios for registered holding company systems. The Commission stated that it attempts to ensure a "balanced capital structure [that] provides a considerable measure of insurance against bankruptcy, enables the utility to raise new money most economically, and avoids the possibility of deterioration in service to consumers if there is a decline in earnings."15/ The Commission noted that "[a]n adequate equity cushion to absorb the vagaries of business conditions is an important attribute of a good security."16/ The Commission has settled on a 30 percent

------------------------

15/ Announcement of Study by Division of Corporate Regulation of the Securities and Exchange Commission Regarding a Proposed Statement of Policy Relative to Capitalization Ratios for Registered Holding Company Systems Subject to the Public Utility Holding Company Act of 1935, Holding Co. Act Release No. 13255 (Sept. 5, 1956) ("Proposed Capitalization Policy") (quoting Tenth Annual Report to Congress for the fiscal year ended June 30, 1944 at 99). The study in question was never completed.

16/ Id. (quoting Report for the SEC Subcommittee of the House Committee on Interstate and Foreign Commerce on PUHCA at 27) (Oct. 15, 1951). Early cases that discuss and develop the standard include Eastern Utilities Associates, Holding Co. Act Release No. 11625, 34 S.E.C. 390, 444-445 (Dec. 18, 1952) and Kentucky Power Company, 41 S.E.C. 29, 39 (1961).

common equity ratio as a reasonable standard for achieving these purposes and has characterized this standard as serving "to maintain conservative capital structures that would tend to produce economies in the cost of new capital."17/

     On the other hand, the Commission also views its 30 percent common equity as being quite flexible, and it has never sought to implement that standard in a punitive fashion. Rather, the Commission has consistently sought to assist registered holding companies in restoring their capital structures when their common equity happens to drop below 30 percent. For example, in Alabama Power Co., Holding Co. Act Release No. 21711 (Sept. 10, 1980), the Commission authorized the extension of short-term borrowing for Alabama Power Company when its common equity ratio was 28.1 percent. In that order the Commission noted:

                    . . . the proposed financing is directed to curing critical financial problems of Alabama. The suggestion that the financing program be deferred makes no financial or statutory sense.

In this case, Alabama Power Company was experiencing financial problems "largely as a result of prolonged difficulties in securing what it considered sufficient rate relief."

     In Eastern Utilities Associates,  Holding Co. Act Release No. 24879 (May 5,
1989), the Commission issued a supplemental order releasing jurisdiction over various financing transactions requested by Eastern Utilities Associates ("EUA") and its electric utility subsidiary EUA Power Corporation ("EUA Power") in connection with EUA Power's investment in a nuclear-fueled generating plant in Seabrook, New Hampshire, notwithstanding EUA's failure to meet the 30 percent common equity ratio standard.18/ The Commission approved the requests even though the common equity ratio of EUA would drop to approximately 28.9 percent and that of EUA Power would drop to approximately 24 percent. In that connection, the Commission stated that under appropriate circumstances [it] has applied capitalization ratio standard flexibly where, for example, there was assurance that capitalization ratios would improve over the foreseeable future, and where it was in the public

--------------------------

17/ U.S. Sec. & Exch. Comm'n, Div. of Investment Mgmt., The Regulation of Public-Utility Holding Companies at 42 and n. 8 and accompanying text (June
     1995) ("1995 Report") (citation omitted).

18/ See Eastern Utilities Associates, Holding Co. Act Releases No. 24245 (Nov. 21, 1986) and No. 24641 (May 12, 1988) authorizing the acquisition by EUA Power of a joint ownership interest in the Seabrook project and to maintain a capital structure of 80 percent debt and 20 percent equity by EUA Power for the period prior to commercial operation of Seabrook.

                    interest and the interest of investors and consumers that a proposed financing should be permitted to go forward.19/

     In reviewing the application, the Commission took into consideration that absent an order permitting the requested financings, EUA Power would forfeit its entire investment in Seabrook and EUA's equity investment in EUA Power would become worthless. Furthermore, the Commission found that the loss of EUA Power's financial support of its share in Seabrook would carry serious adverse consequences for the project as a whole. The Commission chose to focus actions that could restore the financial well being of the companies in question and concluded that, on balance, EUA Power's issuance of additional notes, and a further investment by EUA in EUA Power's preferred stock, is a prudent course for EUA and EUA Power in light of the continuing progress of the license procedures of the Seabrook project. The Commission also took into consideration that EUA's common equity ratio was expected to be above 30 percent in the foreseeable future.

     In The Columbia Gas System, Inc., Holding Co. Act Release No. 25363 (Aug. 20, 1991), The Columbia Gas System, Inc. ("Columbia"), a debtor-in-possession under Chapter 11 of the Bankruptcy Code, was authorized to issue and sell short-term secured promissory notes at a time when Columbia's common equity ratio was below 30 percent. The Commission noted that the reduction in Columbia's common equity ratio resulted from a write-off of approximately $1.2 billion of high-cost supply contracts of one of Columbia's subsidiaries. It further noted that the issuance of the notes would result in the reduction of Columbia's common equity ratio to 28.3 percent. In this context, the Commission explained that:

                    As a matter of regulatory policy, the Commission has generally favored a minimum consolidated common equity component of 30 percent. The Commission has recognized that compelling circumstances such as exist in the instant matter may warrant our approval of a consolidated equity capitalization below the customary 30 percent level.

     In Conectiv, et al., Holding Co. Act Release No. 27111 (Dec. 14, 1999), the Commission lowered Conectiv's minimum consolidated common equity ratio from 30 to 20 percent.20/ Conectiv's need for this modification arose out of circumstances resulting from restructuring legislation in the states in which its utility subsidiaries operated. The Commission noted in its order that it:

------------------------

19/ See e.g., Central Power & Light Co., 27 S.E.C. 185 (1947); Indiana Service Corp., 24 S.E.C. 463 (1946); Republic Service Corp., 23 S.E.C. 436 (1946);
     Alabama Power Co., 22 S.E.C. 267 (1946); Consumer's Power Co., 20 S.E.C. 413 (1945); and Ohio Edison Co., 18 S.E.C. 529 (1945).

20/ In two subsequent orders, the Division of Investment Management granted further financing authority to Conectiv, although Conectiv's common equity ratio remained under 30 percent throughout the year 2002. See Conectiv, Inc., Holding Co. Act Release Nos. 27192 (June 29, 2000) and 27507 (March 22, 2002).

                    has in the past . . . granted exceptions to the 30 percent requirement where there was some special circumstance leading to the inability to maintain this standard, including difficulties expected in connection with industry restructuring, and it was likely that the standard could be met in the near future.

     In Public Service Company of New Hampshire, Holding Co. Act Release No. 26046 (May 5, 1994), the Commission authorized the extension by Public Service Company of New Hampshire ("PSNH") of a revolving credit agreement entered into in connection with PSNH's reorganization from bankruptcy. PSNH's obligations under the revolving credit agreement would continue to be secured by a second mortgage on certain of PSNH's assets. This authorization was granted at a time when PSNH's first mortgage bonds had recently been downgraded to below investment grade and its common equity to total capitalization was 28.3 percent. The Commission concluded that the applicable provisions of the Act were satisfied and that no adverse findings were necessary.

     More recently, in Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002), the Commission authorized a consolidated common equity ratio of 24 percent for Xcel Energy, Inc. ("Xcel"). Xcel's request was directly related to the impact on its capital structure of the financial difficulties experienced by its energy trading and merchant generation subsidiary, NRG Energy, Inc. In approving Xcel Energy's request, the Commission stated that "[t]he Act itself neither specifically addresses nor mandates particular capitalization structures" and went on to repeat the conclusions set forth in Proposed
Capitalization Policy of 1956.21/ The Commission also pointed out that, consistent with the precedent discussed above, the 30 percent common equity standard is a "benchmark rather than an absolute requirement" and that the Commission has "permitted capital structures with less than 30 percent common equity when mitigating circumstances are present, particularly when market conditions are concerned."22/

     Applicants respectfully submit that this realistic and flexible approach to the Commission's capitalization standards for registered holding company systems should apply equally in their case. The Applicants have experienced significant financial difficulties arising out of developments connected to the recent rapid transformation of the electric utility industry. They have carefully analyzed their current situation and have made significant efforts to develop a systematic plan for returning to a financial condition that is consistent with the Commission's traditional standards. However, the additional financing authority sought in this application is essential to provide the Applicants with sufficient funds to meet their immediate liquidity needs and to allow them to continue on a course toward full implementation of that plan.

     Although Applicants have recently experienced tightened liquidity and weak financial performance, they believe that the strength of the underlying assets of AE

--------------------------------

21/  Xcel Energy Inc., Holding Co. Act Release No. 27597 (Nov. 7, 2002).

22/  Id.

Supply will provide improved financial performance in the future. Applicants have provided in Exhibit H projections for Allegheny that show its consolidated common equity ratio returning to 30 percent by the end of 2005. Allegheny management believes these projections are reasonably achievable through the execution of the business plan contemplated by those projections.

H.   Implications of a Bankruptcy Proceeding

     Failure to receive authorization to engage in financings in accordance with the financing authority sought in this Amendment could result in the bankruptcy of Allegheny and/or AE Supply. Allegheny and AE Supply have a liquidity problem -- i.e., the ability to pay their debts as they come due. The ability of Allegheny and AE Supply to engage in financing transactions pursuant to the Commission's financing authorization and the ability of AE Supply to pay dividends to Allegheny are critical in providing the funds necessary to meet their respective financial obligations. However, Allegheny and AE Supply each believe that it has more than sufficient assets available to satisfy all their respective creditors in a liquidation. In this respect, Allegheny's financial position differs from many well publicized bankruptcies. In addition, Allegheny and AE Supply believe that the interrelationships between them and the Operating Companies are so extensive and complex that a bankruptcy of Allegheny and AE Supply could cause significant difficulties for the Operating Companies.

     Allegheny believes that the ability to engage in financings in accordance with the authority sought in this Amendment is preferable to reorganization through bankruptcy. Bankruptcy is an inefficient tool for fixing what is primarily a problem arising out of the debtor's inability to fund interim credit needs in circumstances where fundamental asset values are substantial.

     Bankruptcy creates both known and unknown risks of increased costs, business disruptions, regulatory unease, departure of valuable employees and lost customers and other business opportunities. Bankrupt companies must pay significant expenses both for its own counsel and advisors and for legal and financial advisors to the creditors of the bankrupt companies. Other costs are not readily identifiable or quantifiable. For example, in a bankruptcy, trading counterparties can be expected to close out positions early. Out of the money positions (on a mark-to-market basis) that are currently unrealized, would become fixed claims upon termination of underlying contracts in bankruptcy. While the precise cost of these and many other expenses are not quantifiable, Allegheny believes these risks are real and could, over the course of a bankruptcy proceeding, result in a substantial loss of economic value for current shareholders.

     Bankruptcy also creates uncertainty about the status of AE Supply's agreements to sell power to Allegheny's state regulated public utilities which is necessary for them to meet their obligations to customers. Creditors could be expected to scrutinize carefully all major executory contracts and object in a bankruptcy proceeding to any action or omission thereunder that is not in the best interests of AE Supply, even if the action or omission is detrimental to the interests of a state regulated utility or its customers.

     While bankruptcy gives debtors a statutory right to reject uneconomic executory contracts, that right is of little or no financial benefit to companies, such as Allegheny and AE Supply, that maintain assets with a fair market value greater than their liabilities. The holder of the rejected contract will have an allowed unsecured damages claim equal to the full economic value of its loss (other than for limited classes of contracts, such as any rejected real property leases, which are limited in amount under the Bankruptcy Code).

     In addition, a bankruptcy proceeding could disrupt the relationships between the Operating Companies and the other Allegheny system companies. For example, two of the Operating Companies, West Penn and Potomac Edison, procure substantially all of their electricity requirements from AE Supply pursuant to a contract at prices substantially below current prices in the PJM market.23/ If AE Supply were to reject this contract in bankruptcy, the cash benefit it would receive could create a corresponding expense for West Penn and Potomac Edison. In addition, AE Supply jointly purchases with Monongahela Power coal and other supplies for jointly owned power stations. AE Supply reimburses Monongahela Power with respect to its percentage interest in the power stations. Bankruptcy of AE Supply could result in demands that Monongahela Power pay for the coal and other supplies and could result in delays in reimbursement by AE Supply or worse. Another example involves the claims that the insurer of pollution control bonds relating to generation facilities transferred from West Penn and Potomac Edison to AE Supply could make against those Operating Companies under guarantees they entered into in connection with the transfers. Bankruptcy of AE Supply could require them to meet any debt services obligations in connection with those bonds. In addition, on July 1, 2003, Moody's Investor's Service reduced the ratings of the Operating Companies to below investment grade, recognizing the potential impact of an Allegheny bankruptcy on these companies. Allegheny Energy Service Corporation, the subsidiary service company of Allegheny, also provides many administrative services to the companies in the Allegheny system (including the Operating Companies). If Applicants become subject to a bankruptcy proceeding, it could temporarily affect the provision of these services and potentially increase the cost to the Operating Companies. A more detailed explanation of the financial consequences of bankruptcy to the Operating Companies is attached hereto as Exhibit K.

     Because of the financial position of AE Supply (i.e., the fair value of its assets exceed its liabilities), a bankruptcy proceeding in which Allegheny or AE Supply is a debtor would not be expected to provide any benefit to the creditors of AE Supply or Allegheny and could be a significant detriment to the shareholders of Allegheny.

     Applicants wish to note that although the authorizations requested in this Amendment will greatly improve the liquidity of the Allegheny system and thereby

------------------------------

23/ The pricing under this contract was the result of negotiations with state regulators that resulted in the creation of certain rate caps.

significantly  reduce  the  potential  for  future  insolvency,  they  would not completely eliminate the possibility of future events that could result in insolvency. A number of circumstances that are completely outside the Applicants' control could threaten the Applicants' solvency despite their best efforts and the relief they seek from the Commission. For example, a significant number of suppliers could fail to perform their obligations under contracts with the Applicants. Some agreements with counterparties contain provisions that require the Applicants to provide adequate assurance that the Applicants will perform their obligations under the agreements. Generally, most counterparties will accept collateral as adequate assurance of future performance. However, should a counterparty determine that such posting of collateral or other assurance of performance by the Applicants is not adequate, the counterparty could terminate its trades with the company. In addition, some counterparties may fail to perform for entirely unrelated reasons. For example, recently subsidiaries of National Energy Group, which has filed for bankruptcy protection, have failed to perform their obligations under contracts with the Applicants. The Applicants' largest exposure to a potential termination for the balance of 2003 year is approximately $27 million based on current forward prices.

     Dramatic increases in future prices of electricity or natural gas, in particular price increases occurring prior to the sale of the West Book, could create significant additional financial burdens for the Applicants that could threaten their solvency. Forward prices for electricity have increased since the end of 2002. For example, current on-peak prices for calendar year 2004 in Southern California are $58.75 per MWh compared to $49.75 per MWh on December 31, 2002, or an 18 percent increase. The January 2004 gas price at Henry Hub currently is $5.73 mmbtu compared to $4.81 on December 31, 2002, or a 19 percent increase. Although the Applicants do not anticipate a shock to prices, if forward gas and power prices increased immediately by 50 percent from now through 2011 (the West Book trading portfolio has trades with counterparties through 2011), the company would have to post to counterparties more than an additional $100 million in collateral.

     Unanticipated outages at major generation facilities due to mechanical breakdowns could significantly reduce revenues that Applicants need to meet their financial commitments. The Applicants do not plan outages during the summer or winter periods. Forced outages can occur at any time. Most forced outages are of short duration, such as those associated with boiler tube leaks, which usually require a few days to repair. However, although the Applicants do not anticipate any major outages, unexpected equipment failure can occur that can result in forced outages that last several months. Hot weather can cause derating or a lowering of the available capacity of a generating unit. For example, water is used to cool the steam in a generating unit much like a radiator is used to cool water that removes heat from the engine of a car. If this cooling water becomes too hot due to hot weather, a sufficient amount of heat cannot be removed from the steam resulting in back pressure in the steam lines and a reduction in the available capacity of the unit. These types of derates along with forced outages are factored into the generating station models used by the Applicants. However, if the Applicants suffered a forced outage of one of their largest units of 650 MW for the next six months, the replacement power cost would be approximately $56 million at current forward market prices.

     Thus, while Applicants fully intend to use their best efforts to implement the program for returning to financial health outlined in this Amendment, events such as those described immediately above lie outside the Applicants' control and could undermine their plans to stabilize their liquidity position to permit execution of their business plan for recovery.

I.   Reporting Requirements

     Applicants commit to file a report with the Commission within two business days after the occurrence of any of the following:

     A. Any downgrade or further downgrade, if applicable, by a nationally recognized statistical rating organization of the debt securities of any of Allegheny, AE Supply or any of the Operating Subsidiaries; and

     B. Any event that would have a material adverse effect on the ability of Allegheny or AE Supply to comply with any conditions or requirements of an order of the Commission in this proceeding or that Allegheny otherwise determines would be of material interest to the Commission.

The report will describe all material circumstances giving rise to the event.

     Allegheny commits to file Rule 24 certificates of notification quarterly, within 60 days after the end of each of the first three calendar quarters and 90 days after the end of the last calendar quarter until December 31, 2005, which will include the following information:

     1. A table showing, as of the end of each calendar month in the reporting period, the dollar and percentage components of the capital structures of Allegheny and AE Supply;

     2. The amount and timing of any and all dividends declared and/or paid by AE Supply to Allegheny and calculations showing the effect of such dividends on the retained earnings, the common equity, and the members' interest of AE Supply;

     3. A description of the use by Allegheny of any funds received as a dividend from AE Supply; and

     4.   Updated   financial   projections   for   Allegheny   and  AE  Supply,
          substantially in the form of Exhibit H hereto, including statement of assumptions underlying the financial projections.24/

-----------------------------

24/ The financial projections referred to in Item 4 will be filed on a confidential basis.

ITEM 2.  Fees, Commissions and Expenses

     The fees, commissions and expenses incurred or to be incurred in connection with this Amendment are estimated to be $35,000. These estimates of fees do not include the underwriting fees, commissions or other similar remuneration paid in consummating the transactions authorized pursuant hereto.

ITEM 3.  Applicable Statutory Provisions

     A.   General

     Sections 6(a), 7, 9 and 12 of the Act and Rules 46 and 54 are considered applicable to the proposed transactions. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption or approval under any section of the Act or the rules and regulations other than those set forth above, request for such authorization, exemption or approval is hereby made.

     Applicants respectfully submit that the authorization requested by the Applicants in this Amendment is in the best interests of Applicants and appropriate for the protection of investors and consumers. Applicants further submit that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

     B.   Rule 54 Analysis

     Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

     Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of December 31, 2002, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $559 million. These investments by Allegheny were made in compliance with the Original Financing Order.

     As discussed above, Allegheny is no longer in compliance with the Financing Conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the Revised Financing Conditions were met. However, as reflected in Allegheny's unaudited financial statements, as of December 31, 2002, Allegheny's common equity ratio was below 28 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

     Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

     None of the circumstances described in 53(b)(1) have occurred.

     The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred. See Exhibit I to this Amendment.

     Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests Commission approval of certain financing transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny and the Operating Companies. As shown by Exhibit H, the proposed transaction will provide the Allegheny system, including AE Supply, with sufficient liquidity to meet its immediate financial needs, including required debt amortization.

     Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.25/ Furthermore, the common equity ratios of the Operating Companies will not be effected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  Regulatory Approvals

     No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment. However, the Maryland Commission and the Pennsylvania Commission have issued letters expressing support for a prompt and flexible approach by the Commission to the resolution of Allegheny's current financial situation. (See Exhibits N and O to this Amendment.)

--------------------------

25/ The common equity ratios of the Operating Companies as of December 31, 2002 are as follows: West Penn: 45 percent; Potomac Edison: 48 percent; and Monongahela Power: 36 percent.

ITEM 5.  Procedure

     The Applicants respectfully submit that no notice in this matter is required, since the authorizations requested in this application are in each case subject to a reservation of jurisdiction in an existing Commission order. Applicants also request that there be no hearing on this Amendment and that the Commission issue its order as soon as practicable after the filing hereof. The Applicants hereby (i) waive a recommended decision by a hearing officer,
(ii) waive a recommended decision by any other responsible officer of the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

ITEM 6.  Exhibits and Financial Statements

A.   Exhibits

F-1  Form of Preliminary Opinion of Counsel.

F-2  Past tense opinion of counsel (to be filed by amendment)

G Preliminary Financial Results for 2002 (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR
     Section 250.104(b))

H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC, including statement of assumptions underlying financial projections (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

I Requirements of Rule 53(b)(2) and Rule 53(b)(3) (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

J Memorandum re: Consequences of Bankruptcy (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR
     Section 250.104(b))

K Explanation of Allegheny's program to reduce debt and maintain level dividend payouts by the Operating Companies (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR
     Section 250.104(b))

L Projected Dividend Payouts by the Operating Companies (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

M Letter Evaluating Potential Interest of Investors to Acquire Allegheny Common Stock. (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

N    Letter of the Maryland Public Service Commission

O    Letter of the Pennsylvania Public Utility Commission

P Aggregate Realized Cash Loss In the West Market (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

Q Operating and Cash Losses of the Trading Business of Allegheny (Filed in paper under cover of Form SE; Confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

B.   Financial Statements

1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2001 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2001, File No. 1-267)

1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498);

1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2001 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2001, File No. 333-72498)

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    July 17, 2003

                                            Allegheny Energy, Inc.
                                            Allegheny Energy Supply Company, LLC


                                            By:       /s/ Thomas K. Henderson
                                                      --------------------------
                                            Title:   Vice President